UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SFN Group, Inc.

(Name of Subject Company (Issuer))

Cosmo Delaware Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Randstad North America, L.P.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

784153108

(CUSIP Number of Class of Securities)

James Boudreau, Esq.

Randstad North America, L.P.

60 Harvard Mill Square

Wakefield, MA  01880

Phone (781) 213-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*       A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

SCHEDULE TO

This filing on Schedule TO relates to a planned tender offer by Cosmo Delaware Acquisition Corp. (the “Purchaser”), a Delaware corporation and a direct, wholly-owned subsidiary of Randstad North America, L.P. (“Randstad”), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of SFN Group, Inc., a Delaware corporation (“SFN”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 20, 2011, by and among Randstad, the Purchaser and SFN.

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of SFN. At the time the tender offer is commenced, Randstad and the Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to SFN’s stockholders. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by SFN with the SEC will contain important information, including the various terms of, and conditions to, the tender offer that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to SFN’s stockholders at no expense to them. In addition, these documents will be available at no charge on the SEC’s web site at www.sec.gov.

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Item 12. Exhibits.

Exhibit	Exhibit Name

99.1	Press Release issued by Randstad Holding nv, parent of the Purchaser, dated July 20, 2011.

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